FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 25, 2012
_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THERMO FISHER SCIENTIFIC INC.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisitions of Dionex and Phadia may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On April 25, 2012, the Registrant announced its financial results for the fiscal quarter ended March 31, 2012. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated April 25, 2012

THERMO FISHER SCIENTIFIC INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 25th day of April, 2012.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Vice President and Chief Accounting Officer

FOR IMMEDIATE RELEASE

Media Contact Information: Investor Contact Information:
Karen Kirkwood   Ken Apicerno
Phone: 781-622-1306   Phone: 781-622-1294
E-mail: karen.kirkwood@thermofisher.com   E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific Reports Record First Quarter 2012 Results

Raises Revenue and Adjusted EPS Guidance

WALTHAM, Mass. (April 25, 2012) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the first quarter ended March 31, 2012.

First Quarter Highlights

- Adjusted earnings per share (EPS) grew 27% to a record $1.17.

- Revenues increased 14% to a record $3.10 billion.

- Adjusted operating income rose 20% to $573 million.

- Adjusted operating margin expanded by 90 basis points to 18.5%.

- Free cash flow increased by 25% to $328 million.

- Strengthened innovation leadership by launching new ion chromatography, gas chromatography, mass spectrometry and handheld instruments for life sciences and applied markets.

- Expanded presence in emerging high-growth geographies, and opened a new state-of-the-art customer demonstration and training center in South Korea.

- Deployed $300 million to repurchase 6.0 million shares and initiated a quarterly dividend of $0.13 per share.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

"We carried our momentum of strong financial performance into 2012 by delivering 27% growth in adjusted EPS on solid top-line results," said Marc N. Casper, president and chief executive officer

of Thermo Fisher Scientific. "Our revenue growth was fueled largely by demand for analytical instruments across a broad base of customers, as well as ongoing strength in our biopharma services business. In addition, our investments in emerging markets continued to pay off, highlighted by another excellent quarter in China.

"We kicked off the year with an impressive line-up of new Thermo Scientific products that create value for our customers by improving performance and productivity in applications ranging from pharmaceutical QA/QC to environmental and food safety testing. Among our many new products featured at major conferences in the U.S. and Europe were the ICS-4000 and ICS-5000 ion chromatography systems, the Trace™ 1300 Series gas chromatograph and the iCAP™ Q mass spectrometer. For life sciences researchers, we launched the new automated MYECL™ Imager and the PikoReal™ PCR System to simplify workflows and improve results."

Casper added, "We continued to create value for our shareholders through effective capital deployment. During the quarter, we bought back $300 million of our shares and initiated our first quarterly dividend, which is testament to our strong financial performance, consistent cash flow generation and excellent opportunities for growth."

For the first quarter of 2012, adjusted EPS grew 27% to a record $1.17, versus $0.92 in the first quarter of 2011. Revenues for the quarter grew 14% to $3.10 billion in 2012, versus $2.72 billion in 2011. On a pro forma basis, as if Dionex and Phadia were owned in the first quarter of 2011, revenues increased 4%. Acquisitions (other than Dionex and Phadia) added 1% to revenues, which was fully offset by a 1% decrease due to currency translation. Adjusted operating income for the first quarter of 2012 increased 20% compared with the year-ago period, and adjusted operating margin expanded 90 basis points to 18.5%, compared with 17.6% in the first quarter of 2011.

GAAP diluted EPS for the first quarter of 2012 was $0.75, versus $0.64 in the same quarter last year. GAAP operating income for the first quarter of 2012 increased 10% to $355 million, compared with $322 million in 2011. GAAP operating margin was 11.4%, compared with 11.8% in the first quarter of 2011, due to acquisition-related charges.

Annual Guidance for 2012

Thermo Fisher is raising its revenue and adjusted EPS guidance for full year 2012 primarily due to improved foreign currency exchange. The company is raising its previous 2012 revenue guidance of $12.15 to $12.35 billion to a new range of $12.27 to $12.43 billion, for 5% to 6% revenue growth year over year. Thermo Fisher is also raising its adjusted EPS guidance of $4.67 to $4.82 to a new range of $4.71 to $4.83, which would result in 13% to 16% adjusted EPS growth over 2011.

The 2012 guidance does not include any future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the company's three business segments, as highlighted below.

Analytical Technologies Segment

In the first quarter of 2012, Analytical Technologies Segment revenues increased 21% to $1.01 billion, compared with revenues of $830 million in the first quarter of 2012. Segment adjusted operating income increased 35% in the first quarter of 2012, and adjusted operating margin increased to 18.4%, versus 16.5% in the 2011 quarter.

Specialty Diagnostics Segment

Specialty Diagnostics Segment revenues in the first quarter increased 27% to $729 million in 2012, compared with revenues of $577 million in the first quarter of 2011. Segment adjusted operating income increased 31% in the first quarter of 2012, and adjusted operating margin increased to 25.5%, versus 24.6% in the 2011 quarter.

Laboratory Products and Services Segment

In the first quarter of 2012, Laboratory Products and Services Segment revenues increased 4% to $1.51 billion, compared with revenues of $1.44 billion in the first quarter of 2011. Segment adjusted operating income increased 1% in the first quarter of 2012, and adjusted operating margin was 13.4%, versus 13.8% in the 2011 quarter.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2012 excludes approximately $1.33 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the first quarter of 2012. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, April 25, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, May 18, 2012.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of $12 billion, we have approximately 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity™ Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Annual Report on Form 10-K for the year ended December 31, 2011, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisitions of Dionex and Phadia may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	March 31, 2012	% of Revenues	April 2, 2011	% of Revenues
		Three Months Ended		
Revenues	$ 3,100.3		$ 2,721.4	
Costs and Operating Expenses:				
Cost of revenues (c)	1,753.3	56.6%	1,567.7	57.6%
Selling, general and administrative expenses (d)	701.3	22.6%	606.7	22.3%
Amortization of acquisition-related intangible assets	183.9	5.9%	135.4	5.0%
Research and development expenses	91.8	3.0%	74.8	2.7%
Restructuring and other costs, net (e)	15.1	0.5%	15.3	0.6%
	2,745.4	88.6%	2,399.9	88.2%
Operating Income	354.9	11.4%	321.5	11.8%
Interest Income	6.4		5.0	
Interest Expense	(57.7)		(27.8)	
Other Income (Expense), Net (f)	1.4		0.3	
Income Before Income Taxes	305.0		299.0	
Provision for Income Taxes (g)	(28.0)		(51.8)	
Income from Continuing Operations	277.0		247.2	
Income from Discontinued Operations	-		5.5	
Gain (Loss) on Disposal of Discontinued Operations	0.3		(0.5)	
Net Income	$ 277.3	8.9%	$ 252.2	9.3%
Earnings per Share from Continuing Operations				
Basic	$ .75		$ .64	
Diluted	$ .75		$ .63	
Earnings per Share:				
Basic	$ .76		$ .65	
Diluted	$ .75		$ .64	
Weighted Average Shares:				
Basic	367.3		388.6	
Diluted	370.1		394.6	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

	March 31, 2012	% of Revenues	April 2, 2011	% of Revenues
GAAP Operating Income (a)	$ 354.9	11.4%	$ 321.5	11.8%
Cost of Revenues Charges (c)	26.8	0.9%	2.9	0.1%
Selling, General and Administrative (Income) Costs, Net (d)	(7.7)	-0.2%	3.1	0.1%
Restructuring and Other Costs, Net (e)	15.1	0.5%	15.3	0.6%
Amortization of Acquisition-related Intangible Assets	183.9	5.9%	135.4	5.0%
Adjusted Operating Income (b)	$ 573.0	18.5%	$ 478.2	17.6%

Reconciliation of Adjusted Net Income

	March 31, 2012	% of Revenues	April 2, 2011	% of Revenues
GAAP Net Income (a)	$ 277.3	8.9%	$ 252.2	9.3%
Cost of Revenues Charges (c)	26.8	0.9%	2.9	0.1%
Selling, General and Administrative (Income) Costs, Net (d)	(7.7)	-0.2%	3.1	0.1%
Restructuring and Other Costs, Net (e)	15.1	0.5%	15.3	0.6%
Amortization of Acquisition-related Intangible Assets	183.9	5.9%	135.4	5.0%
Restructuring and Other Costs, Net – Equity Investments	-	0.0%	0.1	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	0.7	0.0%
Other (Income) Expense, Net (f)	0.5	0.0%	-	0.0%
Provision for Income Taxes (g)	(63.8)	-2.1%	(41.8)	-1.6%
Discontinued Operations, Net of Tax	(0.3)	0.1%	(5.0)	-0.2%
Adjusted Net Income (b)	$ 432.5	14.0%	$ 362.9	13.3%

Reconciliation of Adjusted Earnings per Share

	March 31, 2012		April 2, 2011	
GAAP EPS (a)	$ 0.75		$ 0.64	
Cost of Revenues Charges, Net of Tax (c)	0.05		-	
Selling, General and Administrative (Income) Costs, Net of Tax (d)	(0.01)		-	
Restructuring and Other Costs, Net of Tax (e)	0.03		0.03	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.34		0.24	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other (Income) Expense, Net (f)	-		-	
Provision for Income Taxes (g)	0.01		0.02	
Discontinued Operations, Net of Tax	-		(0.01)	
Adjusted EPS (b)	$ 1.17		$ 0.92	

Reconciliation of Free Cash Flow

	March 31, 2012		April 2, 2011	
GAAP Net Cash Provided by Operating Activities (a)	$ 392.0		$ 338.6	
Net Cash Used in (Provided by) Discontinued Operations	0.5		(12.7)	
Purchases of Property, Plant and Equipment	(69.4)		(63.7)	
Proceeds from Sale of Property, Plant and Equipment	4.8		0.9	
Free Cash Flow	$ 327.9		$ 263.1	

Segment Data

(In millions)		March 31, 2012	% of Revenues		April 2, 2011	% of Revenues
Revenues						
Analytical Technologies	$	1,006.2	32.5%	$	830.2	30.5%
Specialty Diagnostics		729.4	23.5%		576.6	21.2%
Laboratory Products and Services		1,506.7	48.6%		1,442.5	53.0%
Eliminations		(142.0)	-4.6%		(127.9)	-4.7%
Consolidated Revenues	$	3,100.3	100.0%	$	2,721.4	100.0%
Operating Income and Operating Margin						
Analytical Technologies	$	185.3	18.4%	$	137.0	16.5%
Specialty Diagnostics		186.0	25.5%		141.9	24.6%
Laboratory Products and Services		201.7	13.4%		199.3	13.8%
Subtotal Reportable Segments		573.0	18.5%		478.2	17.6%
Cost of Revenues Charges (c)		(26.8)	-0.9%		(2.9)	-0.1%
Selling, General and Administrative Income (Costs), Net (d)		7.7	0.2%		(3.1)	-0.1%
Restructuring and Other Costs, Net (e)		(15.1)	-0.5%		(15.3)	-0.6%
Amortization of Acquisition-related Intangible Assets		(183.9)	-5.9%		(135.4)	-5.0%
GAAP Operating Income (a)	$	354.9	11.4%	$	321.5	11.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Prior period segment results have been conformed to the company's segment reporting structure effective in Q3 2011.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2012 and 2011 include $26.0 and $2.0, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2012 and 2011 also include $0.8 and $0.9, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2012 include $7.7 of gain primarily from settlement with product liability insurer. Reported results in 2011 include transaction costs, net, related to the acquisition of Dionex.

(e) Reported results in 2012 and 2011 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations.

(f) Reported results in 2012 include $0.5 of loss on extinguishment of debt facilities associated with the termination and replacement of the company's prior revolving credit agreements.

(g) Reported provision for income taxes includes i) $65.6 and $48.7 of incremental tax benefit in 2012 and 2011, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2012 and 2011, $1.8 and $6.9, respectively, of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes.

Notes:

Consolidated depreciation expense in 2012 and 2011 is $59.9 and $48.9, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $17.3 and $21.6 in 2012 and 2011, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	March 31, 2012		December 31, 2011	
Assets				
Current Assets:				
Cash and cash equivalents	$	788.3	$	1,016.3
Short-term investments		4.3		4.3
Accounts receivable, net		1,894.8		1,814.1
Inventories		1,422.3		1,355.4
Other current assets		659.8		631.8
Total current assets		4,769.5		4,821.9
Property, Plant and Equipment, Net		1,665.3		1,656.2
Acquisition-related Intangible Assets		7,739.1		7,815.9
Other Assets		564.3		551.7
Goodwill		12,084.5		11,988.0
Total Assets	$	26,822.7	$	26,833.7
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	924.2	$	1,272.8
Other current liabilities		1,921.2		1,840.3
Total current liabilities		2,845.4		3,113.1
Other Long-term Liabilities		2,937.3		2,927.3
Long-term Obligations		5,751.0		5,755.2
Total Shareholders' Equity		15,289.0		15,038.1
Total Liabilities and Shareholders' Equity	$	26,822.7	$	26,833.7

Condensed Consolidated Statement of Cash Flows (unaudited)

(In millions)	Three Months Ended	
	March 31, 2012	April 2, 2011
Operating Activities		
Net income	$ 277.3	$ 252.2
Income from discontinued operations	-	(5.5)
Gain on disposal of discontinued operations	(0.3)	0.5
Income from continuing operations	277.0	247.2
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	243.8	184.3
Change in deferred income taxes	(43.6)	(43.0)
Other non-cash expenses, net	47.6	27.2
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(132.3)	(89.8)
Net cash provided by continuing operations	392.5	325.9
Net cash (used in) provided by discontinued operations	(0.5)	12.7
Net cash provided by operating activities	392.0	338.6
Investing Activities		
Acquisitions, net of cash acquired	(0.5)	(23.7)
Purchases of property, plant and equipment	(69.4)	(63.7)
Proceeds from sale of property, plant and equipment	4.8	0.9
Other investing activities, net	(0.9)	(0.4)
Net cash used in continuing operations	(66.0)	(86.9)
Net cash used in discontinued operations	(0.2)	(2.0)
Net cash used in investing activities	(66.2)	(88.9)
Financing Activities		
Net proceeds from issuance of debt	-	2,176.4
Decrease in commercial paper, net	(349.6)	-
Settlement of convertible debt	-	(35.2)
Redemption and repayment of long-term obligations	(0.4)	(0.3)
Purchases of company common stock	(300.0)	(537.5)
Net proceeds from issuance of company common stock	55.1	44.5
Tax benefits from stock-based compensation awards	7.7	6.4
Increase (decrease) in short-term notes payable	2.2	(2.8)
Net cash (used in) provided by financing activities	(585.0)	1,651.5
Exchange Rate Effect on Cash	31.2	(29.6)
(Decrease) Increase in Cash and Cash Equivalents	(228.0)	1,871.6
Cash and Cash Equivalents at Beginning of Period	1,016.3	917.1
Cash and Cash Equivalents at End of Period	$ 788.3	$ 2,788.7
Free Cash Flow (a)	$ 327.9	$ 263.1

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.